EXHIBIT 21.1

Subsidiaries

Name	Place of Incorporation

Inyx Canada Inc.	Canada
Inyx Pharma, Limited	England and Wales
Inyx USA, Ltd.	Isle of Man
Exaeris Inc.	State of Delaware
Inyx Europe Limited	England and Wales